FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of DECEMBER, 2006

                          HEALTHCARE TECHNOLOGIES LTD.
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                 (Translation of Registrant's name into English)

                     32 Shaham Street, Petach Tikva, Israel,
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                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

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                                Table of Contents

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Healthcare Technologies Ltd. press release, dated December 12, 2006          4


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                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                     By: /s/ Eran Rotem
                                                     ------------------
                                                     Eran Rotem
                                                     Chief Financial Officer

Dated: December 18, 2006


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FOR: Healthcare Technologies, Ltd.
CONTACT: Eran Rotem, CFO
+972-3-9277232/3

PRNEWSWIRE             Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:               info@prnewswire.co.il
                       Tel: + 972 77 2005042
                       Fax: + 972 77 2005043

           HEALTHCARE TECHNOLOGIES LTD. REGAINS COMPLIANCE WITH NASDAQ
                         MINIMUM BID PRICE REQUIREMENT

PETACH TIKVA, Israel, December 13 2006 /PR Newswire-FirstCall/ - Healthcare Technologies, Ltd. (NASDAQ: HCTL - News) announced that on December 12, 2006, it received a notice from the Nasdaq Capital Market indicating that the Company has regained compliance with Nasdaq Marketplace rule 4320(e)(2)(E)(i) (the "Bid Price Rule") because the closing bid price per share for its ordinary shares has been above $1.00 per share for more than 10 consecutive trading days. As a result, the Company has decided not to proceed with the previously announced proposal to effect a reverse stock split of the Company's ordinary shares.

                          ABOUT HEALTHCARE TECHNOLOGIES

Healthcare Technologies through it subsidiaries and affiliate, Gamidor Diagnostics (1984) Ltd., Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

SAFE HARBOR: THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. WITH THE EXCEPTION OF HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE INVOLVE RISK AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENT MADE BY OR ON BEHALF OF HEALTHCARE TECHNOLOGIES LTD. MANY FACTORS COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF HEALTHCARE OR THE ABOVE DESCRIBED TRANSACTION TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING.


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